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	30 ROCKEFELLER PLAZA	AUSTIN
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	TEL +1 212.408.2500	HONG KONG
	FAX +1 212.408.2501	HOUSTON
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RIYADH
WASHINGTON

April 6, 2006

Via Fax No. (202) 772-9205 /9256

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn:  Cheryl Grant

Re:          Liberty Media Holding Corporation (“New Liberty”)
                Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-132452)

Dear Ms. Grant:

                In follow up to our conversation, we are providing to you herewith and supplementally, on behalf of our clients, pages 24-25 of the proxy statement/prospectus which include the revised risk factor relating to the potential tax liability associated with a “significant modification” of Old Liberty’s outstanding publicly-traded debt securities, as described therein.  As you requested, our clients have included in the risk factor an estimate of the dollar value of the potential tax liability.

                I will be out of the office on Friday, April 7, 2006.  In my absence, please contact Robert W. Murray Jr. or Jake Sabat at 212.408.2540 and 212.408.2613, respectively.  As you know, New Liberty has requested acceleration of the registration statement for noon on April 7, 2006.  Kindly be in touch with one of my colleagues regarding the necessary filings to be made today.  Thank you.

Sincerely,

/s/ RENEE L. WILM

Renee L. Wilm

the Liberty Interactive common stock or the Liberty Capital common stock. Therefore, the tax treatment of the restructuring is subject to some uncertainty. It is possible, therefore, that the IRS could successfully assert that the issuance of Liberty Interactive common stock or Liberty Capital common stock or both in the restructuring in exchange for Old Liberty common stock is taxable to you and/or to us.

        If Liberty Interactive common stock or Liberty Capital common stock or both represent property other than stock of New Liberty (which we refer to as Other Property), the receipt of Liberty Interactive common stock or Liberty Capital common stock by you might be treated as a fully taxable dividend in an amount equal to the fair market value of such stock constituting Other Property (subject in the case of stockholders that are corporations, to any applicable dividends received deduction) or might be treated as a distribution in complete liquidation of our company, in which case you would recognize gain or loss with respect to your shares of outstanding Old Liberty common stock held immediately prior to the restructuring. Furthermore, we or our subsidiaries would recognize a significant taxable gain as a result of the restructuring in an amount equal to the excess of the fair market value of such stock constituting Other Property over its federal income tax basis to us or our subsidiaries allocable to such Other Property. Pursuant to the management and allocation policies (described elsewhere in this proxy statement/prospectus), the cash for the payment of these taxes would be drawn from funds attributed to the Capital Group. In addition, we may no longer be able to file a consolidated U.S. federal income tax return which includes eligible entities attributed to both the Interactive Group and the Capital Group. These tax liabilities, if they arise, would be likely to have a material adverse effect on us and each group.

        Changes in the tax law or in the interpretation of current tax law may result in the cessation of the issuance of shares of Liberty Interactive common stock and/or Liberty Capital common stock or the conversion of Liberty Interactive common stock into Liberty Capital common stock.    If, due to a change in tax law or a change in the interpretation of current tax law, there are adverse tax consequences resulting from the issuance of Liberty Interactive common stock and/or Liberty Capital common stock, it is possible that New Liberty would not issue additional shares of Liberty Interactive common stock and/or Liberty Capital common stock even if New Liberty would otherwise choose to do so. This possibility could affect the value of Liberty Interactive common stock and Liberty Capital common stock then outstanding. In addition, New Liberty may elect to convert Liberty Interactive common stock into Liberty Capital common stock, thereby diluting the interests of holders of Liberty Capital common stock and changing the nature of your investment, which could result in a loss in value.

        If the restructuring was considered to result in a "significant modification" of our outstanding publicly-traded debt for U.S. federal income tax purposes, we would incur significant tax liabilities.    We have submitted a request for a private letter ruling from the IRS to the effect that the restructuring will not result in a "significant modification" of our outstanding publicly-traded debt under certain Treasury Regulations. However, the restructuring is not conditioned upon the receipt by us of the private letter ruling, and we could determine to proceed with the restructuring even though we have not obtained the requested ruling. Further, although any private letter ruling that is obtained would generally be binding on the IRS, the validity of such ruling will be subject to the accuracy of factual statements and representations made by us. If any of these statements or representations, or any assumptions made by the IRS in granting such ruling, were incorrect or untrue in any material respect, or the facts upon which any ruling is based are different from the facts at the effective time of either the merger or the conversion of Old Liberty to a Delaware limited liability company, any ruling that is obtained could be invalidated.

        There is some uncertainty as to whether the restructuring will result in a "significant modification" of our outstanding publicly-traded debt for U.S. federal income tax purposes, and no opinion of counsel has been obtained by us on this issue as of the date of this proxy statement/prospectus. If the restructuring was considered to result in a "significant modification" of our outstanding publicly-traded debt, it is expected that we would incur significant tax liabilities as a result of the deemed exchange of

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our outstanding publicly-traded debt for U.S. federal income tax purposes. Based upon bid prices of our outstanding publicly-traded debt as of March 31, 2006, we estimate that such tax liabilities (determined without regard to any tax benefits that we may otherwise have available) could be approximately $900 million. These tax liabilities, if they were to arise, would be likely to have a material adverse effect on us and each group. Pursuant to the management and allocation policies (described elsewhere in this proxy statement/prospectus), the cash for the payment of these taxes would be drawn from the group to which the underlying series of our outstanding publicly-traded debt is attributed. We expect that most of these tax liabilities, if they were to arise, would result from a deemed exchange of our exchangeable debentures, and accordingly, that most of these tax liabilities would be attributed to the Capital Group.

        It may be difficult for a third party to acquire New Liberty, even if doing so may be beneficial to New Liberty's stockholders.    Certain provisions of New Liberty's amended charter and bylaws may discourage, delay or prevent a change in control of New Liberty that a stockholder may consider favorable. These provisions include:

  •
  authorizing a capital structure with multiple series of common stock, a Series B common stock of each group that entitles the holders to ten votes per share, a Series A common stock of each group that entitles the holder to one vote per share, and a Series C common stock of each group that except as otherwise required by applicable law, entitles the holder to no voting rights;

  •
  authorizing the issuance of "blank check" preferred stock that could be issued by New Liberty's board of directors to increase the number of outstanding shares and thwart a takeover attempt;

  •
  classifying New Liberty's board of directors with staggered three-year terms, which may lengthen the time required to gain control of New Liberty's board of directors;

  •
  limiting who may call special meetings of stockholders;

  •
  prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders; and

  •
  establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        New Liberty's chairman, John C. Malone, will have the power to direct the vote of approximately 30% of New Liberty's outstanding voting power and approximately 89% of New Liberty's outstanding Series B shares.

        Immediately following the restructuring, each holder of existing Old Liberty common stock will receive New Liberty common stock representing the same aggregate percentage voting power as that holder held in Old Liberty immediately prior to the restructuring. However, as a result of the conversion ratios applied in the restructuring, immediately after the issuance of the tracking stocks, holders of Liberty Interactive common stock, in the aggregate, will hold approximately 83% of the total voting power of New Liberty's common stock.

Factors Relating to New Liberty, the Interactive Group and the Capital Group

        The risks described below apply to New Liberty and to the businesses, assets and liabilities attributable to both the Interactive Group and the Capital Group.

        The historical financial information of the Interactive Group and the Capital Group included in this proxy statement/prospectus may not necessarily reflect their results as separate companies.    One of the reasons for the creation of a tracking stock is to permit equity investors to apply more specific criteria in valuing the shares of a particular group, such as comparisons of earnings multiples with those of other companies in the same business sector. In valuing shares of Liberty Interactive common stock and Liberty Capital common stock, investors should recognize that the historical financial information of the Interactive Group and the Capital Group included in this proxy statement/prospectus has been extracted from our consolidated financial statements and may not necessarily reflect what the Interactive Group's and the Capital Group's results of operations, financial condition and cash flows

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  Factors Relating to New Liberty, the Interactive Group and the Capital Group